UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549
                          FORM 10-SB12G/A

               GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

                   GREEN DOLPHIN SYSTEMS CORPORATION
                (Name of Small Business in its charter)

DELAWARE                                                      88-0432539
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                           Identification No.)


2338 W Beaver Creek Rd.,  Powell, TN                                  37849
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: ( 888 ) 379-8693

Securities to be registered Under Section 12(b) of the Act:

Title of each Class                                         Name of each
to be so registered                                         exchange on which
                                                            be registered

None

Securities to be registered under Section 12(g) of the Act:
Common                         OTC

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company
Green Dolphin Systems, Corp. ("Company") was organized as a Delaware corporation on August 24, 1995. Its offices are located at 2338 W Beaver Creek Rd., Powell, TN 37849. The Company changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000.

The Company was incorporated under the laws of the State of Delaware to engage in the manufacturing and distributing a broad range of specialty chemicals throughout the World.

In a Plan and Agreement of Reorganization entered into on the 14th day of February, 2000 by and between the Company and Green Dolphin Systems Corporation, a Nevada corporation, the Company exchanged all of its right and interest to one hundred percent of the then issued and outstanding 5,130,660 shares of Green Dolphin (Nevada) in exchange for 11,000,000 shares of post split shares. The Company performed a 1 share for 10 share reverse on the 5,130,660 shares leaving a total outstanding of 11,513,060.

The Company has been developing, manufacturing and distributing a broad range of specialty chemicals throughout Canada since 1986.

Green Dolphin is engaged in the continued growth , market research, product and service development and manufacturing of applied environmental solutions.

The Company's proven line of products and services combine high performance and cost effectiveness with a commitment to environmental responsibility. We intend to become a leader in the blossoming service of the "Do-it-yourself" market sectors by providing a diversity of specialized products, services and training programs.

The North American market for ceiling and wall cleaning, fabric protection, fire retardation application, waterproofing, graffiti removal smoke and odor elimination and non-slip represents over $10 billion niche market. We intend to integrate these specialized services and approach the market with a forged structure to secure a larger market share of the industry.
The Company's service experience includes large institutional clients where optimal environments are imperative such as hospitals and hotels, as well as high volume human traffic areas such are transit systems and retail establishments. We have grouped these integrated services into a working model providing a range of specialized environmental restoration products and services targeted at six key markets: Residential, Commercial, Institutional, hospitality, industrial and government.

An integrated approach means that the Company will offer a one-stop solution for these key markets. Four channels of distribution include:
1. Distributor: Target entrepreneurs seeking to invest in a highly profitable business opportunity with a large marketable growth.
2. Industrial/Commercial: Commercial distribution of products that are specific to industrial/commercial specifications. Method of marketing and sales coverage will be through a network of Manufacturer Representatives.
3. Retail: Vertically market six retail products to the hardware, lumber, department and the do-it-yourself retail center.
4. International: Currently the Company is in negotiations with four countries for Exclusive Agency distribution and License of Technology. The Initial focus will be to concentrate on select countries and regions that may generate near-term immediate sales.

As a supplier of products and services, our corporate policy is to be concerned and sensitive of the effect that the products will have on the environment and people. Our business is to be an innovator, to develop and market products, services and systems that provide superior value and guaranteed performance in meeting customer's needs. The goals are to preserve the quality of the environment, provide growth opportunities for GDSC employees and produce an above average profit.

The Company has been implemented with the Corporation mission to sell and market a network of Green Dolphin Dealers through North America.
Each Green Dolphin Business Opportunity will be presented and sold as a Business Opportunity to sell and apply our products.

Registration Statement: The company has elected to file this Form 10-SB Registration Statement on a voluntary basis in order to become subject to the reporting requirements of Section 13 of the Securities and Exchange Act of 1934 as amended. The companies primary purpose for filing this Registration Statement is to apply for listing on the National Association of Securities Dealers over-the-counter Bulletin Board. Current National Association of Securities Dealers rules provide, "An issuer cannot maintain a listing unless it is current in it reporting obligations under Section 13 or 15(d) of the 1934 Act.

Principal Products or Services:

The Company's products represent a portfolio of 15 products that have proven market acceptance, high performance, keystone margins and are environmentally friendly. Our product line offers unprecedented opportunity for the entrepreneurial business person. The Company's solutions are reliable, environmentally friendly and cost effective in virtually all applications and market segments.

The Products of Green Dolphin consist of a Fire Retardant Treatment, Sanitization/Odor Elimination, Degreasing Cleaning, Ceiling tile and Wall Cleaner, Upholstery Cleaner, Non-slip Treatment, Stain and Water Repellent, Waterproofing and a graffiti Removal product.

Distribution Methods of the Products:

The overall marketing tactics follows two proven strategies. One direction is through market segmentation. This is a process of dissecting a total market area into smaller compartments that share similar product needs based on the Corporation's products, services, approvals, human resources and abilities to effectively deliver those products and services.

The second marketing channel has been described as "centrally programmed networks pre-engineered to achieve operating economics and maximize impact". This system offers economies of scale through their size and elimination of duplicated services.

Status of any Publicly Announced product or services:

Non-personal sales presentations are usually directed via trade publication, brochures and catalogues to specification writers, purchasing agents, fire inspectors, and building inspectors. Promotions for the retail trade is conducted as part of the product launch with nominal co-op advertising program. Green Dolphin does have a website on the Internet, for education and information.

Competition

Green Dolphin is not directly in competition with any known company as our products are very specialized. There are companies in the industry that have similar products, but are not providing a one stop center for products and services.

Sources and availability of raw materials and the name of principal suppliers:

The Company will rely on a variety of manufacturers for production of its
products.   There are numerous manufacturers in the United States and in
Canada with the capability to manufacture our  products.

Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts:

Green Dolphin  was issued the following United States Patents:
Permanent elimination of Nuclear Waste, Unites Stated patent No. 4,721,596 issued January 26, 1988 fireproofing of Plastic Pipes and Plastic Conduits. Flammadur E424 and Flammadur A77, United States Patent No. 4,721,256 issued January 2000.

The Company has the following Trademarks:

Green Dolphin
Fire Safe 108 Wood
Fire Poly NP-30 Paint
Fire Poly F/R Coating
Safe-n-Dry
Rain Guard
Shield Kote
Secure-Step
Protection Plus 2000
Renew 4000

The name Green Dolphin has also been copyrighted.

Need for Governmental approval of Principal Products:
The Company will not be required to receive governmental approval on their products.

Effect of Existing or Probable Governmental regulations on the Business:
The Company believes that its product/methodology complies with existing regulations.

The Company presently has 6 full time employees in Canada and 11 full time employees in Tennessee.

Green Dolphin Systems Corporation has spent since January 1999 approximately $55,000 in Research and Development for its products and services.

Y2K Compliance: The company does not anticipate any problems with Y2K compliance in the development of its products and distribution of the same.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Green Dolphin Systems Corporation has sustained operating losses since inception. The operating loss from inception on January 12, 1999 through December 31, 1999 was $56,540. During the first six months of 2000, operations produced, for the first time, an operating profit of $5453. This adjustment is attributable to the fact that total revenues from sales for fiscal 1999 were $471,539 while sales revenues were $255,262 during the first six months of the current year. On February 28, 2000 Green Dolphin entered into a plan and agreement of reorganization with Traveler's Infocenter, Inc. which changed its name to Green Dolphin Systems Corporation. As of December 31, 2000, on a consolidated pro forma basis, the issuer carries an accumulateddeficit of $1,329,740, $1,273,100 of which is attributable to Traveler's Infocenter, Inc. Since December 31, 1999 the Company has effected certain efficiencies, including reducing the number of employees to eliminate marginal producers. At the present time, operating revenues are sufficient to discharge current expenses and management believes, based on operations during the first six months of 2000, that the Company will be slightly profitable during fiscal 2000.

As indicated above, Green Dolphin is in the business of distributing water based, environmental and user friendly products in three primary areas: (1) products for the cleaning and remediation of ceiling and wall tiles, (2) fire retardants suitable for use on fabrics, wood and other building materials,and
(3) non-slip products suitable for use on tile, concrete, linoleum, and most other flooring surfaces. The Company also distributes a line of water based clear and tinted wood stain products. Green Dolphin believes there are significant market trends which are contributing to its increased sales.

The first is market recognition that the ceiling tile remediation products distributed by Green Dolphin can restore the appearance of these products and extend their presentable and useful life for up to seven years, forstalling the expenditure of millions of dollars for replacement. The second is the increase in fire codes which are increasingly requiring wood, fabric and other constructions and decorating materials to be fire-retardant treated and increasing pressure from insurance companies and health agencies to take measures to prevent loss of property and lives from fire. Green Dolphin fire-retardant products have been tested by Underwriter's Laboratory, and bear
the UL seal of approval as fire-retardant products.   The third factor which
is having a very substantial effect on Green Dolphin's sales is the enactment of amendments to the American with Disabilities Act to require non-slip treatment of floors in all public buildings. The non-slip products distributed by Green Dolphin are sprayed onto floors and worked into them by use of rotary buffers. After a few minutes, treated floors show significant resistance to slipping. Finally, wide acceptance of water-based, environmentally neutral and user friendly wood stain products in lieu of the solvent based products previously preferred by contractors and painters is widening the market for Green Dolphin's array of clear and tinted stain products.

Green Dolphin is aggressively working to increase its markets by use of two primary devices. First, it is increasing the size of its market for ceiling and wall cleaners, fire retardants and non-slip floor treatment products by agressively working to increase the number of product distributors from the present level of twenty-five to thirty distributors, to between seventy-five and one hundred by the end of the year. Second, the Company is working to set up businesses and indivuals in numerous market areas who will be in the business of applying Green Dolphin cleaning, fire-retardant and non-slip products directly on the job. At the present time the Company's program of selectively advertising these business opportunities in trade journals and making presentations of Green Dolphin products at trade shows throughout the U.S. and Canada is beginning to show success. The Company has initiated a program of referring customers who have expressed an interest in Green Dolphin products to local "applicators," a procedure which serves the interests of Green Dolphin by increasing sales, and serving the interest of its authorized applicators by referring solid business to them.

At the present time Green Dolphin does not have any substantial commitments for capital expentitures. It intends to operate on its current business plan, without substantial change or expenditures, for the foreseeable future. There is no known fact which would suggest that revenues will decrease or that costs and expenses will increase in any manner inconsistent with the growth the Company expects to sustain. Though the volume of sales fluctuates somewhat from quarter to quarter, those fluctuations are not attributable in any significant degree to seasonal factors. They result from natural variations in selling success which are typical of companies involved in product distribution.

Green Dolphin Systems Corp. is in the business of providing a broad range of specialty chemicals throughout North America. At the present time primary emphasis is being devoted to increasing the market

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company currently is doing business operations from two offices. The Company is leasing its principal office located in Tennessee and is approximately 6,400 sq. ft. The second office is also being leased which in located at 26 Voyager Court, South, Etobicoke, Ontario, Canada with an approximate square footage of 4,000 sq. ft.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.
The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than three percent of the issued and outstanding shares of the Company as of March 27, 2000. The table sets forth the information based on 11,513,060 common shares issued and outstanding as of March 27, 2000.

Title               Name and Address      Amount and Nature    Percent of
of class          of Beneficial Owner      of Beneficial         Class

Common            Nicholas Plessas        6,685,000 shares        58.06%
                  126 John St.
                  Toronto, Ontario
                  M9N 1J8

Common            Thomas J. Rowen       1,000,000 shares          8.69%
                  39 Redmond Drive
                  Ajax, Ontario
                  L1S 5R8

Common            Maxwell J. LaBrooy     300,000 shares          2.61%
                  3717 Stonegate Lane
                  Powell, TN  37849

Common            Adolf R. Hochstim      100,000 shares          .87%
                  5455 Sylmer Avenue, #2505
                  Sherman Oaks, CA

Common            William P. Kefalas     150,000 shares          1.30%
                  55 Stevenson Street, N
                  Guelph, Ontario

Common            Robert J. McDonald     150,000 shares          1.30%
                  4 Lakewood Drive
                  Waverly, Nova Scotia
                  BON 250

Common   Officers and Directors           8,385,000          72.83%
                as a Group

Common     862036 Ontario Ltd.          1,000,000          8.69%
           35 San Remo Rd.
           Woodbridge Ontario
           L4H 1K5

Common     978905 Ontario Ltd.          1,000,000          8.69%
           8185 Yonge St
           Suite 200
           Thornhill, Ontario

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. However, if an active business is found with which to enter into some form of corporate reorganization, a change in control of the Company will be contemplated as part of such reorganization.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                           Age      Position             Date Held

Nicholas Plessas               46       President/CEO       January 1999
126 John St.                            director
Toronto, Ontario
M9N 1J8

Thomas J. Rowen                43       Vice President      January 1999
39 Redmond Drive                        Secretary
Ajax, Ontario                           Director
L1S 5R8
Maxwell J. LaBrooy             49       Vice President      January 1999
3717 Stonegate Lane
Powell, TN  37849

Adolf R. Hochstim              72       Director            January 1999
5455 Sylmer Avenue, #2505
Sherman Oaks, CA

William P. Kefalas             59       Director            January 1999
55 Stevenson Street, N
Guelph, Ontario

Robert J. McDonald             72       Director            January 1999
4 Lakewood Drive
Waverly, Nova Scotia
BON 250


NICHOLAS PLESSAS has completed a Masters in Environmental Science in 1980 and has been engaged in developing and producing applied environmental solutions since 1983. Mr. Plessas served as President of Penta Deltex Ltd. Between 1983 to 1998 and his primary function was Director of operations. Mr. Plessas spearheaded Corporate growth and development of over 65 specialty chemical and consumer products.

THOMAS J. ROWEN received a Masters in Business Administration in 1986. Mr. Rowen founded ESN packaging Services, in 1996 and the focus of the Company was to develop, package and introduce new consumer products to the retail market. From 1990 to 1995 he served as Vice President of TML Industries Limited as Director of Marketing. The primary function at TML was to oversee the day-to-day operations of the Company including the administration, sales, manufacturing and distribution divisions.

MAXWELL J. LABROOY from 1985 was President of Interior Environmental Systems, Inc. wherein he maintained and increasing sales domestically and internationally. He has setup manufacturing plants in Japan, South Korea, Canada and Mexico.

DR. ADOLF R. HOCHSTIM has over the past year served as Technical Advisor for Research and Development and most recently became a Director of Green Dolphin Systems. Dr. Hochstim will assume the position of Vice President of Research and Development to oversee the technical aspects of the business. Dr. Hochstim received his Doctrine in Physics from the University of Florida in

1960. Over the years he has published 18 books and articles and is a member of 9 Science Associations including being a consultant for NASA.

WILLIAM P. KEFALAS has recently joined Green Dolphin as a Director and in the capacity of Business Strategist for Mergers and Acquisitions. Mr. Kefalas graduated with a Master of International Business in 1972 from the University of Chicago and since that time has experience with International business development in various countries. From 1982 to 1999 Mr. Kefalas was President and CEO of Commerciantes Financiers Corp, an International consulting and financial corporation representing business and development firms worldwide for resort and hotel developments.

ROBERT J. MCDONALD has owned and operated many successful businesses over the
past 40 years.   Mr. McDonald owned and operated one of the largest Chevrolet
Dealerships with revenues of over $100 million in sales. He has been honored with Time Magazine as an Entrepreneur of the Year for managing the most profitable and effective organizations.

           None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies.

               To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

               1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

               2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

              3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

              4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.
The following table sets forth the Executive compensation currently receiving
compensation from Green Dolphin Corporation.   It  does not have any pension,
profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Name               Year        Salary      Bonus         Restricted
Principal                                                Stock awarded
Position

Nicholas Plessas      1999     41,600.     0              6,685,000
President/CEO
Director

Thomas J. Rowen       1999     39,000.     0              1,000,000
Vice President
Secretary
Director

Maxwell Labrooy       1999     36,400      0                300,000
Vice President

William P. Kefalas    1999      5,000      5%of             150,000
Director                                   gross sales

Dr. Adolph Hochstim   1999      5,000      0                100,000
Director                        100/hr*

Robert J. McDonald    1999          0      0                150,000
Director

* Dr. Hochstim receives an additional $100.00 per hour for consulting the company when needed.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2000 the Company issued 11,000,000 common shares in stock for stock exchange wherein the company exchange 11,000,000 shares of its common stock for 513,060 shares of Green Dolphin Corporation, a Nevada corporation.

ITEM 8.  DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 100,000,000 shares of non-assessable voting common stock having par value of $0.001 per share. All stock of the Company shall be of the same class common and shall have the same rights and preferences, fully paid stock of this Company shall not be liable to any further call or assessment.
The holders of the Company common stock are entitled to one vote per share in each matter submitted to vote at any meeting of shareholders. Share of common stock do not carry cumulative voting rights.

PART II
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND  OTHER SHAREHOLDER MATTERS.

The Company's common stock is currently trading on the over the counter market under the symbol of GDLS and has been trading at a per share price of $.03 per share.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The company knows of no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Beginning on or about May 1, 2000 the company undertook actions to offer and sell 8,000,000 of its common shares at an offering price of $.02 per share for total gross consideration of $200,000. Sale of the shares was completed prior to June 28, 2000. These shares were not registered under the Securities Act of 1933 but were offered in reliance on the exemption from registration provided by § 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The shares sold on this offering have been issued as unrestricted securities and, on June 30, 2000, certificates representing these shares were issued without restrictive legends in specific reliance on paragraph (b)(1)(iii) of Rule 504 which provides that the restrictions related to manner of offering found in paragraph (c) of Rule 502 and the provision imposing limitations on resale found in paragraph (d) of Rule 502 do not apply to offers and sales made exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in 230.501(a). Reliance on this provision is based on the following facts. (1) Measures were taken to insure that offers and sales were made only to accredited investors. (2) The Company filed a Notice of Filing to claim an exemption under Section 203(t) of the Pennsylvania Act which exempts sales solely to accredited investors from the registration provisions of the Pennsylvania Act and permits general advertising and solicitation of offers to purchase securities directed exclusively to accredited investors. The Pennsylvania Form E became effective prior to the first offering of shares in Pennsylvania. (3) The Company believes the offer and sale of these securities met all the provisions of that exemption.

     These shares were sold exclusively through the efforts of the President of the Company and no underwriters or selling agents were engaged in connection with the offering. No underwriting discounts or sales commissions were paid in connection with the sale of the shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation no not provide for any indemnification, but the by-laws provide the following indemnification:

Indemnification

The Corporation shall, to the fullest extent permitted by the laws of the state of incorporation, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers or directors of the Corporation, any subsidiary of the Corporation or of any other corporation for which he acted as officer or director at the request of the Corporation.

                                 PART F/S

                    Green Dolphin Systems Corporation
                     INDEX TO FINANCIAL STATEMENTS

CONTENTS
Balance Sheets at March 31, 2001 (unaudited) and December 31, 2000         3

Statements of Operations for the three months
ended March 31, 2001 (unaudited) and 2000 (unaudited)                      4

Statements of Changes in Stockholders' Equity for the three months ended
March 31, 2001 (unaudited) and year ended December 31, 2000                5

Statements of Cash Flows for the three months ended March 31, 2001
(unaudited) and 2000 (unaudited)                                           6

Notes to Financial Statements                                          7 - 8

                     Green Dolphin Systems Corporation
                               Balance Sheets

                                            unaudited
                                            March 31          December, 31
ASSETS                                        2001               2000
Current
  Cash                                   $     8,983          $     13,054
  Accounts receivable                         50,943                53,033
  Inventory                                   36,611                39,841
  Prepaid expenses                             1,650                 1,650
                                              98,187               107,578

Property and equipment, net                    8,243                 8,784

Other Assets
  Trademarks and copyrights, net             261,664               266,664
                                       $     368,094          $    383,026

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
  Accounts payable & accrued liabilities      31,782          $     31,339
  Accrued payroll and related taxes              207                   456
  Due to related company                     153,683               151,205
                                             185,672               183,000
Stockholders' equity
  Common stock                                19,899                19,899
 Additional paid in capital                  329,691               329,691
Accumulated deficit                         (167,168)             (149,564)
                                             182,422               200,026
                                       $     368,094          $    383,026

  The accompanying notes are an integral part of these unaudited financial statements

                      Green Dolphin Systems Corporation
                     Statements of Operations (Unaudited)
                  Three Months Ended March 31, 2001 and 2000

                                                  2001          2000

Sales                                        $     181,298        $  153,570
Cost of sales                                       55,145            86,339
Gross margin                                       126,153            67,231
General and Administrative Expenses                143,757            53,192
Net Income (Loss) Before Taxes                     (17,604)           14,039
Estimated income taxes                                 -                 -
Net income (loss)                            $     (17,604)     $     14,039
Earnings per share:
     Basic and diluted                         $     0.00         $     0.00

Net income and comprehensive
     income per common share                   $     0.00         $     0.00
Basic and diluted weighted average
     shares outstanding                         19,898,700        7,007,977




  The accompanying notes are an integral part of these unaudited financial statements

                   Green Dolphin Systems Corporation
             Statements of Changes in Stockholders' Equity
             Three Months Ended March 31, 2001 (Unaudited)
                    and Year Ended December 31, 2000

                                            Additional
                            Common Stock     Paid- in     Accumulated
                        Shares     Amount     Captial     Deficit     Total
Balance
 January 1, 2000       513,060   $     513  $ 205,077    $ (56,540) $ 149,050
Issuance of common shares:
For acquisition
February 2000       11,000,000      11,000    (11,000)        -         -
March 2000             385,640         386       (386)        -         -
For cash in
connection with
private placement,
net of
offering costs      8,000,000       8,000     136,000         -       144,000
Net loss                -            -          -          (93,024)
(93,024)


Balance,
December 31, 2000  19,898,700   $  19,899   $ 329,691    $(149,564) $ 200,026

Net loss for
 three months          -               -        -          (17,604)
(17,604)
Balance,
March 31, 2001     19,898,700   $  19,899   $ 329,691    $(167,168) $ 182,422

The accompanying notes are an integral part of these unaudited financial statements

                    Green Dolphin Systems Corporation
                  Statements of Cash Flows (Unaudited)
              Three Months Ended March 31, 2001 and 2000

                                                    2001              2000
Net cash provided by (used in) operations          (4,071)           2,345
Investment activities
    Acquisition of furniture and equipment          -               (1,191)

Increase in cash                                   (4,071)           1,154
Cash, beginning of period                          13,054            6,930
Cash, end of period                             $   8,983      $     8,084

The accompanying notes are an integral part of these unaudited financial statements

                   Green Dolphin Systems Corporation
                     Notes to Finacial Statements
                            (Unaudited)

1.  Significant accounting policies

Basis of Presentation

The accompanying unaudited financial statements of Green Dolphin Systems Corporation have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-OSB and Article 10 of regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month periods ended March 31, 2001 and 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The data underlying the Balance Sheet at December 31, 2000 and the Statement of Stockholders' Equity for the year then ended was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles.

For further information, refer to the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2000 included in the Company's Annual Report on Form 10-KSB.

The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Fixed assets and amortization

Fixed assets are recorded at cost. Amortization of the equipment is recorded using the straight line method over the estimated lives of the related assets. Upon disposal of an asset, the gain or loss is included in the computation of net income for the year and the respective cost and accumulated amortization are removed from the accounts.

Trademarks and copyrights

Trademarks and copyrights are recorded at cost and are being amortized on a straight-line basis over their estimated useful lives.

2.     Transactions With Related Companies

To help accelerate the creation of a customer base and related sales the Company has entered into a sales agency relationship with a Canadian company (Canada), which shares substantially common ownership and management with Green Dolphin Systems Corporation. The essence of the agreement calls for Canada to finance and carry its own inventory, and Canada is to be paid a commission equal to 12% of the gross sales it generates. Sales from Canada are computed quarterly at which time the company reports the sales and is charged for the cost of the inventory sold and the commission earned by Canada.

Included in the operations reported are the following:

Sales originating through Canada
     for the three months ended March 31, 2001     $     148,724
Accounts receivable from Canada                    $     129,409

Management fees of $90,000 were paid to Canada during the quarter ended March 31, 2001.

Report of Independent Auditors

To the Board of Directors and Stockholders
Green Dolphin Systems Corporation
Powell, Tennessee

We have audited the accompanying balance sheet of Green Dolphin Systems Corporation (a Delaware Corporation) as of December 31, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors whose report dated February 10, 2000, expressed an unqualified opinion on those statements audited the financial statements of Green Dolphin Systems Corporation as of December 31, 1999.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


/s/RODEFER MOSS & COMPANY, PLLC

Knoxville, Tennessee
April 2, 2001

                   GREEN DOLPHIN SYSTEMS CORPORATION
                                 Balance Sheets
                           December 31, 2000 and 1999

                                   ASSETS

                                                 2000          1999

Current Assets
   Cash                                        $13,054         $6,930
   Accounts receivable, net
       Trade customers                          14,274          -
       Trade, related company                   38,759          -
   Inventory                                    39,841          3,831
   Prepaid expenses                              1,650          1,650
             Total Current Assets              107,578         12,411

Property and equipment
   Shop equipment                                9,391          9,266
   Office furnishings and equipment              1,558            367
   Less: accumulated depreciation               (2,165)          -
                                                 8,784          9,633

Other Assets
   Trademarks and copyrights,
    net of amortization
    of $33,334 and $13,333                     266,664        286,667
                                               266,664        286,667

                                              $383,026       $308,711

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable                          $ 31,339       $  2,762
    Accrued payroll and related taxes              456           -
    Due to related company                     151,205        156,899
              Total Current Liabilities        183,000        159,661


Stockholders' Equity
    Capital stock ($.001 par value,
     100,000,000 shares authorized,
     19,898,700 and 513,060
     issued and outstanding)                    19,899            513
    Additional paid-in capital                 329,691        205,077
    Accumulated deficit                       (149,564)       (56,540)
                                               200,026        149,050

                                              $383,026       $308,711

The accompanying notes are an integral part of these financial statements.

                    GREEN DOLPHIN SYSTEMS CORPORATION
                         Statements of Operations
                  Years Ended December 31, 2000 and 1999


                                                   2000             1999

Sales                                            $439,316         $471,539
Cost of Sales                                     276,348          273,528
Gross Profit                                      162,968          198,011

General and Administrative Expenses               255,992          254,551

Loss from Operations                              (93,024)         (56,540)

Net Loss Before Income Taxes                      (93,024)         (56,540)

Income Taxes                                         -                  -

Net Loss                                         $(93,024)        $(56,540)

Earnings per share:
     Basic and diluted                             ($0.01)        ($0.11)
     Basic and diluted weighted average
      shares outstanding                       15,032,494          513,060




The accompanying notes are an integral part of these financial statements.

                     GREEN DOLPHIN SYSTEMS CORPORATION
              Statements of Changes in Stockholders' Equity
                  Years Ended December 31, 2000 and 1999

                                               Additional
                                Common Stock     Paid-in  Accumulated
                             Shares     Amount   Capital   Deficit    Total

Initial capitalization,
January 12, 1999                513,060  $  513  $205,077  $         $205,590

Net Loss                                                     (56,540) (56,540)

Balance at December 31,1999     513,060     513   205,077    (56,540) 149,050

Issuance of common shares:
     For acquisition -
     February 2000           11,000,000  11,000   (11,000)                  -
     March 2000                 385,640     386      (386)                  -
     For cash in
      connection with
      private placement,
      net of offering
      costs of $16,000        8,000,000   8,000   136,000             144,000

Net Loss                                                     (93,024) (93,024)

                             19,898,700 $19,899   $329,691 $(149,564)$200,026




The accompanying notes are an integral part of these financial statements.

                     GREEN DOLPHIN SYSTEMS CORPORATION
                          Statements of Cash Flows
                   Years Ended December 31, 2000 and 1999


                                                    2000            1999

Operating Activities
    Net loss                                     $(93,024)        $(56,540)

    Adjustments to reconcile net loss to net
     cash provided by operating activities:
       Depreciation and amortization               22,168           13,333

     Changes in operating assets and liabilities:
       Increase in accounts receivable            (53,033)              -

     Increase in inventory                        (36,010)          (3,831)

     Decrease in prepaid expenses                      -            (1,650)

     Increase in accounts payable                  28,577            2,762

     Increase in accrued expenses                     456               -

     Net Cash Used in Operating Activities       (130,866)         (45,926)

Investing Activities
    Purchases of fixed assets                      (1,316)          (9,633)

Financing Activities
    Net repayments to related company              (5,694)        (143,101)
    Sales of common stock                         144,000          205,590
       Net Cash Provided by Financing Activities  138,306           62,489

Increase in Cash and Cash Equivalents               6,124            6,930

Cash and cash equivalents, beginning of year        6,930               -

Cash and cash equivalents, end of year            $13,054           $6,930


The accompanying notes are an integral part of these financial statements.

                      GREEN DOLPHIN SYSTEMS CORPORATION
                        Notes to Financial Statements
                          December 31, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Green Dolphin Systems Corporation ("The Company") was organized as a Delaware corporation on August 24, 1995. Its offices are located in Powell, Tennessee. The Company changed its name from Traveler's Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000. The Company was incorporated under the laws of the State of Delaware to engage in manufacturing and distributing a broad range of specialty chemicals throughout the world. See Note 2.

Basis of presentation The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Revenue Recognition Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of goods that are damaged in transit. Such sales returns are not material for the years ended December 31, 2000 and 1999.

Use of Estimates The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Trademarks and copyrights Trademarks and copyrights are recorded at cost and are amortized on a straight-line basis over a period of fifteen years.

Property and Equipment Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized while maintenance and repairs are expensed as incurred.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and a related company receivable (Note 4). The Company's customers are geographically dispersed but are concentrated in the cleaning industry.

The Company conducts a screening of potential customers before extending credit and generally does not require collateral for its trade receivables or for advances made to related companies.

Inventories consist of cleaning supplies and related cleaning products and are stated at the lower of cost (using the first-in, first-out method) or market.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Advertising Costs Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were approximately $15,700 and $17,706, respectively.

Income Per Share The Company has adopted SFAS 128, "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

Fair Value of Financial Instruments Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's borrowings and advances to related companies approximates the carrying value because of their recent origination, their potential for offset and because of the substantial settlement of these balances expected in the short-term.

Statement of Cash Flows Supplemental Disclosure The Company considers all highly liquid investments with initial maturities of three months or less which are readily convertible into cash without significant loss due to penalties to be cash equivalents. No interest or income taxes were paid during the years ended December 31, 2000. In 1999, the Company acquired trademarks in exchange for debt (Note 5).

Reclassifications Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE 2 - ACQUISITION
On February 7, 2000 and in March 2000 Traveler's Infocenter, Inc. ("TIFC"), a Delaware corporation, completed the acquisition of all the outstanding stock of Green Dolphin Systems Corporation ("Nevada"), a Nevada corporation, in exchange for 11,385,640 shares of TIFC's common stock. TIFC was subsequently renamed Green Dolphin Systems Corporation ("Delaware"). As a result of the acquisition, Nevada became a subsidiary of Delaware. Upon consummation of the transaction the existing shareholders of Nevada held a majority of the voting power of Delaware. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which Nevada is considered the acquiring company. As a result, the historical financial statements of Nevada are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of TIFC at the effective date of the acquisition are consolidated with the historical financial statements of Nevada using the purchase method of accounting. At the time of the acquisition, TIFC had no significant operations, liabilities or assets.

Concurrent with the acquisition, TIFC effected a reverse one (1) share for ten (10) shares split of its then outstanding 5,130,600 shares so that the restated common shares outstanding were 513,060. Additionally, Delaware amended its corporate charter to authorize issuance of up to 100,000,000 shares of its common stock and restated the par value of its stock from $.01 per share to $.001 per share.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 4 - TRANSACTIONS WITH RELATED COMPANIES

In establishing a customer base for its Powell, Tennessee location, the Company has relied on a Canadian company (Canada), which shares substantially common ownership and management with Green Dolphin Systems Corporation, to obtain customers. A substantial portion of the Company's historical sales has resulted from its relationship with Canada. Sales are comprised approximately as follows:

                                 2000                    1999
     Canada                    $234,000               $453,000
Other customers                 205,000                 18,000

In compensation for obtaining much of its customer base through Canada efforts, a one-time fee of $144,000 was paid in 2000 to the related company.

"Due to related company," included on the balance sheets at December
31, 2000 and 1999 as $151,205 and $156,899, respectively, consists of amounts due to another related company (Canada II) sharing common ownership and management. The debt arose pursuant to an agreement dated April 21, 1999, whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Canada II. The debt bears no interest and is unsecured.

Amounts due to and from related companies are unsecured, bear no interest and have no specific terms of repayment. Repayment will be dictated by the availability of cash.

The principals of Canada II have agreed to a right of offset towards the amount receivable of $38,759 from Canada, until such time as the amount due from the Canada is collected.

NOTE 5 - COMMITMENTS

The company leases its administrative and warehouse space under a lease expiring on November 30, 2004. The annual future minimum lease payments under this non-cancelable operating lease are as follows:

                         2001      $33,960
                         2002       33,960
                         2003       33,960
                         2004       31,130

Under terms of a non-cancelable operating lease for the use of a vehicle, the Company's future minimum lease payments are:
                         2001      $ 5,088
                         2002        5,088
                         2003        4,240

Rent expense totaled $29,387 and $2,397 in 2000 and 1999, respectively.

NOTE 6 - INCOME TAXES

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. The Company has available net operating loss (NOL) carry forwards, expiring at various dates through 2020, of approximately $1,400,000. These carry forwards may be used to offset future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Although management believes that its products will be readily accepted in the marketplace and generate substantial future revenues, there is currently limited evidence that the revenues will be in sufficient amounts and at the necessary times to realize all of the deferred tax assets. Accordingly, management has established a full valuation allowance against the deferred tax assets at December 31, 2000 and 1999 arising from its NOL carry forwards

The income tax (provision) benefit for the years ended December 31, 2000 and 1999, consisted of the following:

                                           2000             1999

     Net operating loss carry forwards       $ 35,000          $ 21,000
     Change in valuation reserve              (35,000)          (21,000)
     Total                                   $      -          $      -

Total deferred tax assets at December 31, 2000 and 1999 consist of the following:

                                           2000             1999

     Deferred tax assets                         $532,000      $497,000
     Valuation reserve                           (532,000)     (497,000)
     Total                                       $      -      $    -

 NOTE 7 - STOCKHOLDERS' EQUITY

In February 2000, concurrent with the acquisition discussed in Note 2, the authorized capital stock of the Company was increased to 100,000,000 shares of common stock and the par value was restated from $.01 per share to $.001. In June 2000, the Company issued 8,000,000 shares of common stock for proceeds of $144,000, net of offering costs of $16,000 in connection with a private placement.

PART III
Item 1.  Index to Exhibits

3.i        Articles of Incorporation
3.ii       Amended & Restated Articles
3.iii      Certificate of Amendments
10.ii      Plan and Agreement of Reorganization

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GREEN DOLPHIN SYSTEMS CORPORATION


Date: May 15, 2001
                                           By:/s/ Nicholas Plessas
                                           Nicholas Plessas, President

EXHIBIT 3.i

                       CERTIFICATE OF INCORPORATION
                                   of
                         Traveler's Infocenter, Inc.

FIRST: The name of the corporation is Traveler's Infocenter Inc.

SECOND: Its registered officer in the State of Delaware is to be located at Three Christina Center, 201 N. Walnut Street, Wilmington, DE 19801, County of New Castle. The Registered agent in charge thereof is The Company Corporation, address "same as above".

THIRD: The Nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all the things therein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is divided into 1,500 shares of stock at No par value.
FIFTH: The name and mailing address of the incorporator is as follows:

Regina Cephas, Three Christina Centre, 201 N. Walnut St., Wilmington, DE
19801.

SIXTH: The directors shall have the power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

With the consent in writing.

EXHIBIT 3.ii


       AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                               OF

                   TRAVELER'S INFOCENTER INC.

               Under Sections 242 and 245 of the
                Delaware General Corporation Law


The undersigned President of Traveler's Infocenter Inc. (The "Corporation"), a corporation organized and existing under the laws of the state of Delaware, pursuant to Sections 242 and 245 of the Delaware General Corporation Law, does hereby certify as follows:

          1.          The name of the Corporation is Traveler's Infocenter
Inc.
          2. The Certificate of Incorporation of the Corporation was originally filed with the Division of Corporations on August 24, 1995.
          3. The Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended to effect amendments or changes authorized by the General Corporation Law as follows(i) to change the 400 authorized and issued shares of Common Stock, no par value of the Corporation, into 4,000,000 issued shares of Common Stock, par value $.01 per share, the terms of change being at the rate of 10,000 shared of Common Stock, par value $.01 per share, for one issued share of Common stock, with out par value; (ii) to increase the aggregate number of shares of Common Stock which the Corporation shall have authority to issue to 15,000,000 shares of Common

Stock of the par value of $.01 per share and of the same class as the presently authorized shares; and (iii) to provide for indemnification of the directors and officers of the Corporation.

          4. The text of the Certificate of Incorporation of the Corporation is hereby restated as further amended or changed to read in its entirety as follows.

     "FIRST:       The name of the Corporation is Traveler's Infocenter Inc.
(the "Corporation")

     SECOND:      The purpose of the Corporation is to engage in any lawful
act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

     The Corporation shall have all of the powers enumerated in Section 122 of the General Corporation Law, subject to any limitation provided in the General Corporation Law or any other statute in the State of Delaware.

     THIRD:         The address of the registered office of the Corporation
in the state of Delaware is, Three Christina Center, 201 N. Walnut Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Company Corporation.

     FOURTH:         A.     Authorized Shares.     The aggregate number of
shares which to Corporation shall have the authority to issue is 15,000,000 consisting of 15,000,000 shares of common stock (the "Common Stock"), par value $.01.

     B.       Common Stock     The powers, preferences and relative,
participating, optional or other special rights and the qualification, limitation or restrictions thereof, of Common Stock of the Corporation are as follows:

     I.         Voting:         Except as otherwise specifically required by
statue and subject to any special voting rights applicable to shares of Preferred Stock, if authorized and outstanding, the Common Stock shall have the sole right and power to vote on all matters on which a vote of shareholders is to be taken.
In all matters, with respect to both actions by vote and by consent, each holder of Common Stock shall be entitled to cast one (1) vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation.

     II.         Dividends:     Subject to any preferential dividend rights
applicable to shares of the Preferred Stock, if authorized and outstanding, and subject to any other provisions of this Certificate of Incorporation, the holders of shares of the Common Stock shall be entitled to receive equally on a per share basis such dividends and other distribution, whether in cash, stock or property, as many be declared on the Common Stock by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

     FIFTH:          In furtherance and not in limitation of the powers
conferred by statute, the Board of Directors shall have the power to make, alter, amend, change, add to or repeal the By-Laws of the Corporation. The Director shall have the power to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

     With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.

     The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholder; and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law of the By-Laws, or by resolution of the stockholders.

     The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

     SIXTH:          Election of directors need not be by written ballot.

     SEVENTH:    No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however. that nothing in the Article SEVENTH shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, by for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

     EIGHT:          The Corporation shall, to the fullest extent permitted
by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom is shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as a action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrations of such a person.

     NINTH:         Whenever a compromise or arrangement is proposed between
this Corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 270 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditor, and/or of the stockholders of class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any such reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application had been made, be binging on all the creditors or class or creditors and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

     TENTH:         From time to time any of the provisions of this
certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH."

          5. The amendment of the certificate of the incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, I, Mark Himmelberger, President of the Corporation, have subscribed this document and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct, this 16th day of January 1995.

                                   /s/ Mark Himmelberger
                                   Mark Himmelberger, President
EXHIBIT 3.iii
                      CERTIFICATE OF AMENDMENT OF THE
                       CERTIFICATE OF INCORPORATION
                                    OF
                     GREEN DOLPHIN SYSTEMS CORPORATION
              (previously known as Traveler's Infocenter, Inc.

The undersigned President of GREEN DOLPHIN SYSTEMS CORPORATION, a corporation organized and existing under the laws of the state of Delaware, pursuant to
Section 242 and 245 of the Delaware General Corporation Law, does hereby certify as follows:

1. The name of the corporation is Green Dolphin Systems Corporation, previously known as Traveler's Infocenter, Inc.

2. The Certificate of Incorporation of the corporation was originally filed with the Division of Corporations on August 24, 1995.

3. Article Four of the Certificate of Incorporation as previously amended is further amended to effect a One (1) share for Ten (10) share reverse split of the 5,13 0,600 outstanding common shares of the Company so that said 5,130,600 common shares will hereafter represent 513,060 such shares without changing the par value thereof, and to further describe incidents of ownership of common shares of the Corporation.

4. Accordingly, the text of the Certificate of Incorporation is hereby amended to read as follows:

FOURTH:     Authorized Shares.  The aggregate number of shares which the
Corporation shall have authority to issue is 100,000,000 shares of common stock (the "common stock") par value $.001. Common shares of the corporation shall carry with them no preemptive right to acquire other or additional shares of the corporation. There shall be no cumulative voting of shares.

Reverse Split of Common Shares. The 5,130,600 Common Shares outstanding on February 28, 2000 are hereby reverse split One (1) share for Ten (IO) shares so that said 5,130,600 common shares will hereafter represent 513,060 common shares of $.001 par value.

5. The aforesaid Amendment to the Certificate of Incorporation was adopted by a majority of the shares present in person or by proxy at a Special Meeting of the Stockholders of the corporation on February 28, 2000 in accordance with the Certificate of Incorporation and bylaws of the corporation and Section 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I, Nicholas Plessas, President of the Corporation, have subscribed this document and do hereby affirm, under penalty of perjury, that the statements contained herein have been examined by me and are true and correct this 28th day of February, 2000.

                            GREEN DOLPHIN SYSTEMS CORPORATION
                            (Previously known as Traveler's Infocenter, Inc.)
                              /S/ Nicholas Plessas, President

                   AMENDED CERTIFICATE OF INCORPORATION

                                   OF

                         TRAVELER'S INFOCENTER INC.

                          Under Section 242 of the
                      Delaware General Corporation Law


     The undersigned President of Traveler's Infocenter Inc., (the "Corporation"), a corporation organized and existing under the laws of the state of Delaware, pursuant to Section 242 of the Delaware General Corporation Law, does hereby certify as follows:

1.   The Name of the Corporation is Traveler's Infocenter Inc.

2. The Certificate of Incorporation of the Corporation was originally filed with the Division of Corporations on August 24, 1995.
3. The Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended to effect amendments or changes authorized by the General Law as follows: (i) to change the name of the corporation to Green Dolphin Systems Corporation, and (ii) to increase the aggregate number of shares of Common Stock which the Corporation shall have authority to issue 100,000,000 shares of Common Stock of the par value of $.001 per share and of the same class as the presently authorized shares.

4. Accordingly, the text of the Certificate of Incorporation is hereby amended or changed to read as follows:

     FIRST: The name of the corporation is Green Dolphin Systems Corporation.

     FOURTH: A. Authorized shares. The aggregate number of shares which the Corporation shall have the authority to is 100,000,000 shares of common stock (the common stock), par value $.001.

5. The amendment of the certificate of the corporation herein has been duly adopted in accordance with the provision of Section 242 of the General Corporation Laws of the State of Delaware.

     IN WITNESS WHEREOF, I, Nicholas Plessas, President of the Corporation, have subscribed this document and do hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by me and are true and correct, this 16th day of February, 2000.


                                   /S/ Nicholas Plessas

EXHIBIT 3.iv

                                BY-LAWS OF

                         TRAVELER'S INFOCENTER, INC.

                           (A Delaware Corporation)

ARTICLE 1
Meetings of Stockholders

1.     Annual Meeting.

The annual meeting of the stockholders of Traveler's Infocenter, Inc. (hereinafter called the "Corporation") for the election of directors and for the transaction of such other business as may come before the meeting shall be held in the fifth month forthwith, the close of the Corporation's fiscal year, at such date and time as shall be designated by the Board or Chairman of the Board or the President,, or at such other date and time as the Board shall designate.

2.     Special Meeting

Special meetings of the stockholders, unless otherwise prescribed by statute, may be called at any time by the Board or the Chairman of the Board or the President. The Board of Directors shall call a special meeting of the stockholders when requested in writing. by stockholders holding not less than 20% of the outstanding stock of the corporation; such written request shall state the object of the meeting proposed to be held.

3.     Notice of Meetings

Notice of the place, date and time of the holding of each annual and special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes thereof shall be given personally or by mail in a postage prepaid envelope to each stockholder entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of such meeting, and, if mailed, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at some other address. If mailed, such notice shall be deemed to be delivered when deposited in United States mail so addressed with postage thereon prepaid.

Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy. Unless the Board shall fix after the adjournment a new record date for an adjourned meeting, notice of such adjourned meeting need not be given if the time and place to which the meeting shall be adjourned were announced at the meeting at which the adjournment is taken.
At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting..

4.     Place of Meetings.
Meetings of the stockholders may be held at such place, within or without the State of Delaware, as the Board or other officer calling the same shall specify in the notice of such meeting, or in a duly executed waiver of notice thereof.

5.    Quorum
At all meetings of the stockholders the holders of a majority of the votes of the shares of stock of the Corporation issued and outstanding and entitled to vote shall be present in person or by proxy to constitute a quorum for the transaction of any business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy, or except as otherwise provided by statute or in the Certificate of Incorporation- In the absence of a quorum, the holders of a majority of the votes of the shares of stock present in person or by proxy and entitled to vote, or if no stockholder entitled to vote is present then any officer of the Corporation may adjourn the meeting from time to time. At any such adjourned meeting at which a quorum may be present any business may be transacted which might have been transacted at the meeting as originally called.

6.     Organization.

At each meeting of the stockholders the Chairman of the Board, or in his absence or inability to act, the President or in the absence or inability to act of the Chairman of the Board and the President, a Vice President, or in the absence of all the foregoing, any person chosen by a majority of those stockholders present shall act as chairman of the meeting. The Secretary, or, in his absence or inability to act, the Assistant Secretary or any person appointed by the chairman of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

7.     Order of Business

The order of business at all meetings of the stockholders shall be as determined by the chairman of the meeting.

8.

Except as otherwise provided by statute, the Certificate of Incorporation, or any certificate duly filed in the office of the Department of State of Delaware, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the stockholders to one vow for every share of such stock standing in his name on the record of stockholders of the Corporation on the date fixed by the Board as the record date for the determination of the stock-holders who shall be entitled to notice of and to vote at such meeting; or if such record date shall not have been so fixed, then at the close of business on the day preceding the day on which the meeting is held; or each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him by a proxy signed by such stockholder or his attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such pro)des. No proxy shall be valid after the expiration of three years from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Stockholder executing it except in those cases where an irrevocable proxy is permitted by law. Except as otherwise provided by statute, these By-Laws, or the Certificate of Incorporation any corporate action to be taken by vote of the stockholders shall be authorized by a majority of the total votes, or when stockholders are required to vote by class by a majority of the votes of the appropriate class, cast at a meeting of stockholders by the holders of shares present in person or represented by proxy and entitled to vote on such Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by written ballot On a vote by written ballot each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

9.     List of Stockholders

The officer who has charge of the stock ledger of the Corporation, or the transfer agent of the Corporation's stock, There be one then acting, shall prepare and make, at least ten days be every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, at the place where the meeting is to be held, or at the office of the transfer agent. The list shall also be produced and kept at the time: and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The Board may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If the inspector shall not be appointed or if any of them shall fail to appear or act, the chairman of the meeting may, and on the request of any stockholder entitled to Vote thereat shall appoint inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, how and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as am proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them No director or candidate for the office of director shall act as inspector of an election of directors. Inspectors need not be stockholders.

Consent of Stockholder
Unless otherwise provided in the Certificate of Incorporation, any action required by Subchapter VII of the General CORPORATIONS Law, to be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote if a consent or

Consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes tat would be necessary to authorize or take such action at,a meeting at which all shares entitled to vote thereon were present and voted and should be delivered to the corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded Delivery made to a corporation's' registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE II
Board of Directors

1. General Powers.
The business and affairs of the Corporation shall be managed by the Board. The Board may exercise all such authority and powers of the Corporation and do all such lawful art and things as are not by statute or the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

2.      Number of directors

The number of directors of the Corporation shall- be fixed from time to time by the vote of a majority of the entire Board then in office and the number thereof may thereafter by like vote be increased or decreased to such greater or lesser number (not less than three) as may be so provided, subject to the provisions of Section 11 of this Article II. All of the directors shall be of full age and need not be stockholders. Except as otherwise provided by statute or these By-Laws, the directors shall be elected at the annual meeting of the stockholders for the election of directors at which a quorum is present, and the persons receiving a plurality of the votes cast at such meeting shall be elected. Each director shall hold office until the next annual meeting of the stockholders and until his successor shall have been elected and qualified, or until his death, or until he shall have resigned, or have been removed, as hereinafter provided in these By-Laws, or as otherwise provided by statute or the Certificate of Incorporation-

3.     Place of Meetings

Meetings of the Board may be held at such place, within or without the State of Delaware, as the Board may from time to time determine or as shall be specified in the notice or waiver of notice of such meeting.

4.     Annual Meeting

The Board shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of the stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. Such meeting may be held at any other time or place (within or without the State of Delaware) which shall be specified in a notice thereof given as hereinafter provided in Section 7 of this Article II.

5.      Regular Meetings.

Regular meetings of the Board shall be held at such time and place as the Board may from time to time determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, the the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Notice of regular meetings of the Board need not be given except as otherwise required by statute or these By-Laws.

6.     Special Meetings.

Special meetings of the Board may be caused by two or more directors of the Corporation or by the Chairman of the Board or the President.

7.     Notice of Meeting

Notice of each special meeting of the Board (and of each regular meeting for which notice in shall be required) shall be given by the Secretary as hereinafter provided this Section 7, in which notice shall be stated the time and place (within or without the State of Delaware) of the meeting. Notice of each such meeting shall be delivered to each director either personally or by telephone, telegraph, cable or wireless, at least twenty-four hours before the time at which such meeting is to be held or by first-class mail, postage prepaid, addressed to him at his residence, or usual place of business, at least three days before on which such meeting is to be held. If mailed, such notice shall be deemed to be delivered when deposited in than, United States mail. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Except as otherwise specifically required by these By-Laws, a notice or waiver of notice of any regular or special meeting need not state the purposes of such meeting.

8.     Quorum and Manner of Acting.

A majority of the entire Board shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and, except as otherwise expressly required by statute or the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which a quorum is present shall be the art of the Board. Any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of 'a conference telephone. or similar communications equipment allowing all participants in the meeting to hear each other at the same time and participation by such means shall constitute presence in person at a meeting. In the absence of a quorum at any meeting of the Board, a majority of the directors present thereat, or if no director be present the Secretary, may adjourn such meeting to another time and place, or such meeting, unless it be the annual meeting of the Board, need not be held. At any adjourned meeting at which a quorum is present, any business may be absent which might have been transacted at the meeting as originally called. Except as provided in Article III of these By-Laws, the directors shall act only as a Board and the individual directors shall have no power as such.

9. Organization.

At each meeting of the Board, the Chairman of the Board (or, in his absence or inability to act the President or, in his absence or inability to act another director chosen by a majority of the directors present) shall act as chairman of the meeting and preside thereat The Secretary (or, in his absence or inability to act, any person appointed by the chairman) shall act as secretary of the meeting and keep the minutes thereof.

Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board or Chairman of the Board or the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Vacancies, including newly created directorships, may be filled by a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section for the filling of other vacancies.

12.     Removal of Directors.

Except as otherwise provided in the Certificate of Incorporation or in these By-Laws, any director may be removed, either with or without cause, at any time, by the affirmative vote of a majority of the votes of the issued and outstanding shares of stock entitled to vote for the election of the stockholders called and held for that purpose, or by a majority vote of the ]Board of Directors at a meeting called for such purpose, and the vacancy in the Board caused by any such removal may be filled by such stockholders or directors, as the case may be, at such meeting, and if the stockholders shall fail to fill such vacancy, such vacancy shall be filled in the manner as provided by these By-Laws.

13.     Compensation.
The Board shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity, provided no such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

14.     Action by the Board.

To the extent permitted under the laws of the State of Delaware, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filled with the minutes 'of the proceedings of the Board or committee.

ARTICLE III
Executive and Other Committees

The Board may, by resolution passed by a majority of the whole Board, designate one or more committee, each committee to consist of two or more of the directors of the Corporation. The Board may designate on,: or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the Committee. Any such committee, to the provided in the, resolution, shall have -and may exercise the powers of the Board ill the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; Provided, however, that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep minutes of its proceedings and shall report such minutes to the Board when required. All such proceedings shall be subject to revision or alteration by the Board, provided, however, that third parties shall not be prejudiced by such revision or alteration, A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Article II, Section 7. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board.

ARTICLE IV
Officers

1. Number and Qualifications.

The officers of the Corporation shall include the Chairman of the Board, the President, one or more Vice Presidents (one or more of whom may be designated Executive Vice President or Senior Vice President), the Treasurer, and the Secretary. Any two or more offices may be held by the same person. Such officers shall be elected from time to time by the Board, each to hold office until the meeting of the Board following the next annual meeting of the stockholders, or until its successor shall have been elected and shall have qualified, or until his death, or until he shall have resign or have been removed, as hereinafter-provided in these By-Laws. The Board may from time to time elect a Vice Chairman of the Board, and the Board may from time to time elect, or the Chairman of the Board, or the Preside may appoint, such other officers (including one or more Assistant Vice Presidents, Assistant Secretaries, and Assistant Treasurers), as may be necessary or desirable for the business of the Corporation- Such other officers and agents shall have such duties and shall hold their offices for such terms as may be prescribed by the Board or by the appointing authority.

2.     Resignation.

Any officer of the Corporation may resign at any time by giving written notice of his resignation to the Board, the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3. Any officer or agent of the Corporation may be remove either with or without cause, at any time, by the vote of the majority of the entire Board at any meeting of the Board or, except By the case of an officer or agent elected or appointed by the Board, by the Chairman of the Board or the President.
Such removal shall be without prejudice to the continual rights, if any, of the person so removed.

4.     Vacancies.

A vacancy in any office, whether arising from death, resignation, removal or any other cause, may be filled for the unexpired portion of the term of the office which shall be vacancy in the manner prescribed in these By-Law's for the regular election or appointment to such office.

5.     The Chairman of the Board

The Chairman of the Board, if one be elected, shall, ff present, preside at each meeting of the stockholders and of the Board and shall be an official member of all committees of the Board. He shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

6.     The Vice Chairman of The Board

The Board, if one be-elected, shall have such powers and perform all such duties as from time to time may be assigned to him by the Board or the Chairman of the Board and, unless otherwise provided by the Board, shall in the case of the absence Or inability to act of the Chairman of The Board, therefrom duties of the Chairman of the Board and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chairman of the Board.

6. The President shall be the chief operating and executive officer of the Corporation and shall have general and active supervision and direction over the business and affairs of the Corporation and over its several officers, subject however, to the direction of the Chairman of the Board and the control of the Board. If no Chairman of the Board is elected, or at the request of the Chairman of the Board, or in the case of his absence or inability to act, unless there be a Vice Chairman of the Board so designated to act, the President -shall perform the dudes of The Chairman of the Board and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chairman of the Board. He shall perform all duties incident to the office of President and such other duties as from time to time may be assigned to him by the Board or the Chairman of the Board.

7.     Vice President

Each Executive Vice President, each Senior Vice President and each Vice President shall have such powers and perform all such duties as from time to time may be assigned to him by the Board, the Chairman of the Board, or the President They shall, in the order of their seniority, have the power and may perform the duties of the Chairman of the Board and the President

8. Treasurer

The Treasurer shall be the chief Financial officer of the Corporation and shall exercise general supervision over the receipts custody of Corporate funds. He shall have such officer powers and duties s may be conferred upon him from time to time by the President or the Board of Directors. He shall perform the duties of controller if no one is elected to that office.

9. The Secretary shall
(a) keep or cause to be kept in one or more books provided for the purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders;

(b) see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law,

(c) be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal be affixed, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

(d) see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed, and

(e) in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board, or the President

10.     Officers

If required by the Board, any officer of the Corporation shall give a bond or other security for the faithful performance of his duties, in such amount and with such surety or sureties as the Board may require.

The compensation of the officers of the Corporation for their services as such officers shall be fixed from time to time by the Board,'provided, however, that the Board may delegate to the Chairman of the Board or the President the power to fix the compensation of officers and agents appointed by the Chairman of the Board or the President, as the case may be. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he is also a director of the Corporation, but any such officer who shall also be a director shall not have any vote in the determination of the amount of compensation paid to him.

Indemnification

The Corporation shall, to the fullest extent permitted by the laws of the state of incorporation, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers or directors of the Corporation, any subsidiary of the Corporation or of any other corporation for which he acted as officer or director at the request of the Corporation.


ARTICLE VI
Contracts, Checks, Drafts, Bank Account, etc.

Except as otherwise required by statute, the Certificate of Incorporation or these By-Laws, any contracts or other instruments may be executed and delivered in the and on behalf of the Corporation by such officer or officers (including any assistant officer) of the Corporation as the Board may from time to time direct. Such authority may be general or confined to specific as the Board may determine. Unless authorized by the Board or expressly permitted by these By-Laws, an officer or agent or employee shall not have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it peculiarly liable for any purpose or to any amount.

2.     Loans

Unless the Board shall otherwise determine, either (a) the Chairman of the Board, the Vice Chairman of the Board or the President singly, or (b) a Vice President, together with the Treasurer, may effect loans and advances at any time for the Corporation or guarantee any loans and advances to any subsidiary of the Corporation, from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, or guarantee of indebtedness of subsidiaries of the Corporation, but no officer: or officers shall mortgage, pledge, hypothecate or transfer any securities or other property of the Corporation, except when authorized by the Board.

3.     Check, Drafts, etc.

All checks, drafts, bills of exchange or other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed in the name and on behalf of the Corporation by such persons and in such manner as shall from time to time be authorized by the Board.

4.     Deposits
All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may from time to time-designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, signed and delivered by any officer or agent of the Corporation, or in such manner as the Board may determine by resolution.

General and Specific Bank Accounts

The Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, companies or other depositories as the Board may designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board'. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these By-Laws, as it may deem expedient.

6.     Proxies in Respect of Securities, of Other Corporations.

Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President, or a Vice President may from time to time appoint an attorney or attorneys or agent or agents, of the Corporation, in the name and on behalf of the Corporation to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VII
Shares, Etc.

1.     Stock Certificates.

Each holder of shares of stock of the Corporation shall be entitled to have a certificate, in such form as shall be approved by the Board, certifying the number of shares of the Corporation owned by him. The certificates representing shares of stock shall be signed in the name of the Corporation by the Chairman of the Board or the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and scaled with the seal of the Corporation (each seal may be a facsimile, engraved or printed); provided, however, that where any such certificate is countersigned by a transfer agent other than the, Corporation or its employee, or is registered by a registrar other .than the Corporation or one of its employees, the signature of the officers of the -Corporation upon such certificates may be facsimiles, engraved or printed. in case any officer who shall have signed or whose facsimile signature has been placed upon such certificates shall have ceased to be such officer before such certificates shall be issued, they may nevertheless be issued by the Corporation with the same effect as if such officer were still in office at the date of their issue.

2.     Books and records of the company.

The books and records of the Corporation may be kept at such places within or without the state of corporation as the Board of Directors may from time to time determine. The stock record books and the blank stock certificate books shall be kept by the Secretary or by any other officer or agent designated by the Board of Directors.

3.     Transfer of shares

Transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon- Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or sham stand on the record of stockholders as the owner of such sham or shares for all purposes, including, without limitation, the right to receive dividends or other distributions, and to vote as such owner and the Corporation may hold any such stockholder of record liable for calls and assessments and the Corporation shall -not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person whether or not it shall have express or other notice thereof Whenever any transfer of shares shall be made for collateral security and not absolutely, and both the transferor and transferee request the Corporation to do so, such fact shall be stated in the entry of the transfer.

4.     Regulations

The Board may make such additional rules and regulations, not inconsistent with these By-Laws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. It may appoint or authorize any officer or officers to appoint, one or more transfer agents or one or more transfer clerks and one or more registrars and may require all certificates for shares of stock to bear the signature or signatures of any of them.

5.   Lost or destroyed Certificates.

The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of such certificate, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it which the owner thereof shall allege to have been lost, stolen,, or destroyed or which shall have been mutilated, and the Board may, in its discretion require such owner or his legal representative to give the Corporation a bond in such sum, limited or unlimited, and in such form and with such surety or as the Board in its absolute discretion shall determine, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate, or the issuance of a new certificate. Anything herein to the contrary notwithstanding, the Board, in its absolute discretion, may refuse to issue any such new certificate, except pursuant to legal proceedings under the laws of the State of Delaware.

6.     Fixing of Record Date.

In order that the Corporation may determine the stockholders entitled to notice or to vote at, any meeting of stockholders or any adjournment thereof, or to express consent to corporate a in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

ARTICLE VIII
Offices

1.     Principal or Registered Office.

The principal registered office of the Corporation shall be at such place as may be specified in the Certificate of Incorporation of the Corporation or other certificate filed pursuant to law, or if none be so specified, at such place as may from time to time be fixed by the Board.

2.     Other Offices.

The Corporation also may have an office or offices other than said principal or registered office, at such place or places either with or without the State of Delaware.

ARTICLE IX
Fiscal Year
The fiscal year of the Corporation shall be determined by the Board.

ARTICLE X
Seal

The Board shall provide a corporate seal which shall contain the name of the Corporation, the words "Corporate Seal" and the year and State of Delaware.

ARTICLE XI
Amendments

1.     Shareholders

These By-Laws may be amended or repealed, or new By-Laws may be adopted at any annual or special meeting of the stockholders, by a majority of the total votes of the stockholders or when stockholders are required to vote by class by of majority the appropriate class, in person or represented by proxy and entitled to vote on such action; provided, however, that the notice of such meeting shall have been given as provided in these BY-Laws, which notice shall mention that amendment or repeal of these By-Laws or the adoption of new By-Laws, is one of the purposes of such meeting.

2.     Board of Directors.
These By-Laws may also be amended or repealed or new By-Law may be adopted, by the Board at any meeting thereof, provided, however, that notice of such meeting shall have been given as provided in these By-Laws, which notice shall mention that amendment or repeal of the By-Laws, or the adoption of new By-Laws, is one of the purposes of such meetings. By-Laws adopted by the Board may be amended or repealed by the stockholders as provided in Section I of this Article XI.

ARTICLE XIII
Miscellaneous

1.  Interested Directors

No contract or other transaction between the Corporation and any other corporation shall be affected and invalidated by the fact that any one or more of the Directors of the Corporation is or are interested in or is a Director or officer or are Directors or officers of such other corporation, and any Director or Directors, individually or jointly, may be a party or parties to or may be interested in any contract or transaction of the Corporation or in which the Corporation is interested; and no contract act or transaction of the Corporation with any person or persons, or corporation shall be affected or invalidated by the fact that any Director or Directors of the Corporation is a party or are parties to or interested in such contract, act or transaction, or; in any way connected with such person or persons, firms or associations, and each and every person who may become a Director of the Corporation is hereby relieved from any liability that might otherwise exist from contracting with the Corporation for the benefit of himself any firm, association or corporation in which he may be in any way interested.

2.     Ratification.

Any ratification questioned in any stockholders' derivative suit on the grounds of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders in case less than a quorum of Directors are qualified, and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its, stockholders, and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

EXHIBIT 10.(I)

Plan and Agreement of Reorganization
By Exchange By TRAVELER'S INFOCENTER, INC.
A Delaware Corporation
Of its voting stock for Stock in and of
GREEN DOLPHIN SYSTEMS CORPORATION,
a Nevada Corporation

     Traveler's Infocenter, Inc., a Delaware corporation whose name will be changed to Green Dolphin Systems Corporation pursuant hereto (hereinafter "Green Dolphin Public") and Green Dolphin Systems Corp., a Nevada corporation, (hereinafter sometimes called "Green Dolphin Private") and Nicholas Plessas, Thomas Rowen, Robert J. McDonald, William P. Kefalas, Dr. Adolf R. Hochstim, Maxwell LaBrooy, Antonia Tsoumaris, John Tsoumaris, Silver Bear Consulting Ltd., Joseph Maire, Barbara Gross, Shafik Damani, Zika Milanovich, James Kouvarakos, 862036 Ontario, Ltd., 978905 Ontario, Ltd., Shipwright Assets Ltd., Jerry Spanos and James N. Barber, they being the registered owners of 100% of the outstanding shares of Green Dolphin Private (hereafter "Stockholders") hereby agree as follows:

Article I
Plan Adopted
Section 1.01: Plan of Reorganization.
     A plan of reorganization of Green Dolphin Public and Green Dolphin Private is hereby adopted as follows:

a. Stockholders will sell and convey to Green Dolphin Public all of their right, title, and interest in and to One hundred percent (100%) of the issued and outstanding shares of Green Dolphin Private, pursuant to the terms and conditions hereinafter set forth.
b. In exchange for the shares transferred by Stockholders pursuant to this agreement, Green Dolphin Public will cause to be issued and delivered to Stockholders, pro rata to their respective interests in Green Dolphin Private, Eleven Million (11,000,000) common shares of Green Dolphin Public, of One Mil ($0.001) par value which will, on the date they are issued, constitute approximately ninety-five and fifty-four one-hundredths percent of the 11,513,060 common shares of Green Dolphin Public which will then be outstanding. The said common stock of Green Dolphin Public shall, when issued, be validly authorized and issued, fully paid and non-assessable.
c. It is agreed between the party that Green Dolphin Public will take such actions as may be required to amend its Articles of Incorporation to effect a one (1) share for ten (10) share reverse split of the 5,130,600 outstanding common shares thereof which are presently outstanding to 513,060 such shares without changing the par value thereof. It is specifically agreed that the 11,000,000 shares to be issued to stockholders of Green Dolphin Private under
Section 101(b) hereof will be post split common shares of the corporation and that the percentages of ownership set forth in Section 101(b) are computed giving effect to this reverse split of shares. Failure of Green Dolphin Public to effect the aforesaid reverse split of shares shall constitute a material breach of this agreement.
d. Green Dolphin Private hereby grants to Green Dolphin Public, which has heretofore been known as Traveler's Infocenter, Inc., the right to full use and enjoyment of the name Green Dolphin Systems Corporation, both in the States of Delaware and Nevada and elsewhere, and specifically agrees that notwithstanding the proprietary interest of Green Dolphin Private in that name as vested by the laws of Nevada, Articles of Amendment to the Articles of Incorporation of Traveler's Infocenter, Inc. may be filed with the Secretary of State of Delaware changing the name of that corporation to Green Dolphin Systems Corporation so that Green Dolphin Private may be held as a wholly-owned subsidiary of Traveler's Infocenter, Inc., which will also be known as Green Dolphin Systems Corporation.. For purposes of this agreement, Traveler's Infocenter, Inc. shall be designated "Green Dolphin Public."

Closing Date

Section 1.02:
Subject to the conditions set forth herein, the plan of reorganization shall be closed and consummated by the officers of Green Dolphin Public and Green Dolphin Private on or before February 15, 2000 subject only to approval by the stockholders of Green Dolphin Public (which shall occur on or before March 1, 2000) and execution and delivery of this Agreement by each of the Stockholders, at the offices of Green Dolphin Public in Toronto, Ontario,

Canada. The date of such consummation is the "Closing Date" or "Closing" as referred to herein.

Article II
Covenants, Representations, and Warranties of Green Dolphin Public
Legal Status

Section 2.01:
Green Dolphin Public is a corporation duly organized, validly existing and in good standing under the laws of Nevada with lawful power to conduct all businesses in which it is engaged in all jurisdictions in which it is found.

Section 2.02:
Green Dolphin Public has an authorized capitalization of One Hundred
Million (100,000,000) common shares of One Mil ($0.001) par value. There are presently Five Million One-Hundred Thirty Thousand Six Hundred (5,130,600) shares thereof outstanding in the hands of sixty-two registered owners.
Green Green Dolphin Public warrants that there will immediately after the closing of this agreement, be not more than Sixteen Million, One Hundred Thirty Thousand, Six Hundred (16,130,600) of its common shares outstanding. There are no contract options, warrants, compensation plans or other documents requiring the issuance of further shares of Green Dolphin Public. There are no securities convertible into common stock of Green Dolphin Public.

Financial Condition

Section 2.03:
The consolidated pro forma financial statement of Green Dolphin Public which is attached hereto as Exhibit 1, fully and accurately includes and accurate statement of the financial condition of Green Dolphin Public at the date indicated.

Performance Not Violative of Any Instrument

Section 2.04:
The performance of Green Dolphin Public of its obligations under this agreement will not result in any breach of the terms of the conditions of, or constitute a default under, any agreement or instrument to which Green Dolphin Public is a party, or by the terms of which Green Dolphin
Public is bound.

Material Contracts

Section 2.05:
Green Dolphin Public is not, and at the closing date will not be a party to, or bound by any material, oral, or written contract for the employment of any officer or employee or commitment for any special bonus, compensation or severance pay; or any pension, profit-sharing, retirement, or stock purchase plan with its employees or others; or any contract with any labor union.

Litigation

Section 2.06:
There are not now, and at the closing there will not be any material claims, actions, proceedings, or investigations pending or threatened against Green Green Dolphin Public in any court or regulatory agency, nor any orders, writs, or injunctions issued out of any such court or agency affecting Green Dolphin Public.

Taxes

Section 2.07:
Green Dolphin Public does not owe any state, federal, or local taxes and has filed all tax returns required to be filled by it excepting those related to accrued taxes for the current year, filings on which are not yet due.

Securities to be Issued
Section 2.08:
The shares of Green Dolphin Public to be issued pursuant to this agreement are of One Mil ($0.001) par value and will, upon approval by the stockholders of Green Dolphin Public, have equal voting rights as all other shares of Green Dolphin Public outstanding. Stockholders hereby acknowledge that the Green Dolphin Public shares to be issued to them hereunder will not, when issued, have been registered under either the Securities Act of 1933 or under the Securities Act of any state; but are being issued in reliance on the exemption from federal regulation provided by
Section 4(2) of the Securities Act of 1933 for transactions not involving any public offering and from state registration by applicable private offering or isolated transaction exemptions. In connection therewith, Stockholders acknowledge, warrant, and represent as follows: a. They have received and reviewed, as to Green Dolphin Public, the consolidated pro forma financial statements attached hereto as Exhibit 1 which have been represented to include an accurate presentation of the financial affairs of Green Dolphin Public as of their date.
b. Stockholders are persons of sufficient business experience to evaluate this transaction and are financially able to bear the risk of their investment in Green Dolphin Public common shares, including the fact that Green Dolphin Public is now, and has been an inactive publicly held "shell" corporation which has divested itself of all its business assets and active business operations, and which is not presently conducting any active business. c. Stockholders are purchasing Green Dolphin Public's shares for their own account, for purposes of investment and not with a view to distribution, except as hereinafter noted.
d. Stockholders consent to the placement on each certificate representing their shares of Green Dolphin Public of a standard form investment legend stating that the shares are not registered under the Securities Act of 1993 and cannot be sold, hypothecated, or transferred without registration or under an appropriate exemption from registration. Stockholders acknowledge their familiarity with Securities and Exchange Commission Rule 144, that the shares to be issued to them pursuant hereto are "restricted securities" as defined by that Rule, and that the Green Dolphin Public shares which will be issued to them hereunder will be subject to the resale limitations imposed by that Rule. Stockholders further concede that Green Dolphin Public has not represented, directly or indirectly, that the exemption from registration provided by Section 4(1) of the Securities Act of 1933, or Rule 144, will ever be available to exempt resale of their Green Dolphin Public shares. e. Stockholders hereby consent to the placement of "stop-transfer" instructions as to all shares issued to them hereunder and agree to procure consent to such instructions from any persons to whom they may transfer any of the shares issued to them pursuant hereto..

Article III
Access to Business Records of Green Dolphin Public Pending the Closing
Section 3.01:
Green Dolphin Public will afford Green Dolphin Private, the Stockholders or either of their accredited representatives, pending closing, full access during normal business hours to all properties, books, accounts, contracts, commitments, and records of every kind of Green Dolphin Public.
Section 3.02:
In addition, Green Dolphin Public will permit Green Dolphin Private to make extracts or copies of all such documents and to supply such additional information or material as may be reasonably necessary to fully inform Green Dolphin Private and the Stockholders of the condition of Green Dolphin Public. All such information shall be held in confidence.

Article IV
Covenants, Representations, and Warranties of Green Dolphin Private
Legal Status
Section 4.01:
Green Dolphin Private is a corporation duly organized existing, and in good standing under the state of Delaware, with legal authority to enter into this transaction.

Corporate Approval
Section 4.02:
Green Dolphin Private warrants that it has taken all corporate actions and duly adopted all resolutions required by its charters and by-laws to permit its officers to enter into this transaction as its authorized agents.

Material Contracts
Section 4.03:
Except as shall have been disclosed to Green Dolphin Public in writing prior to the closing, Green Dolphin Private is not, and at the closing date will not be a party to, or bound by any material, oral, or written contract for the employment of any officer or employee or commitment for any special bonus, compensation or severance pay; or any pension, profit-sharing, retirement, or stock purchase plan with its employees or others; or any contract with any labor union.

Litigation
Section 4.05:
There are not now, and at the closing there will not be any material claims, actions, proceedings, or investigations pending or threatened against Green Dolphin Private in any court or regulatory agency which would bar or infringe the conveyances contemplated hereby or the value of the Green Dolphin Shares conveyed hereunder.

Taxes
Section 4.06:
Green Dolphin Private does not owe any state, federal, or local taxes, and has filed all tax returns required to be filed by it.

Article V
Conduct of Business of Green Dolphin Private Pending the Closing
Section 5.01:
Green Dolphin Private shall be entitled to conduct its regular and ordinary business pending the closing.

Miscellaneous
Section 6.01:     Notices.
Any notice or other communications required hereby shall be deemed delivered when deposited in the United States mails for transmittal by certified or registered mail, postage prepaid, return receipt requested, addressed to the respective corporate and individual parties hereto as set forth on Exhibit 2 hereto.
Section 6.02:     Entire Agreement Counterparts.
This instrument and the exhibits and schedules hereto contain the entire agreement of the parties. It may be executed in any number of counterparts, each of which shall be deemed original, but such counterparts together constitute only one and the same instrument.

Section 6.03:     Controlling Law.
The validity, interpretation of terms and performance of this agreement shall be governed by and constructed under the laws of Nevada.

WHEREFORE, we have set our hands hereto this Plan and Agreement of Exchange on this 22nd day of February, 2000.

          TRAVELER'S INFOCENTER, INC.
     (Green Dolphin Public)



     By: /s/ Nicholas Plessas
           Nicholas Plessas, President
Attest:

/s/ Thomas J. Rowen
Secretary

     GREEN DOLPHIN SYSTEMS CORP.
         (Green Dolphin Private)
     By: /s/ Nicholas Plessas
           Nicholas Plessas, President

Attest:

/s/ Thomas J. Rowen
Secretary

STOCKHOLDERS NUMBER OF SHARES
/s/ Nicholas Plessas  5,700,000
Nicholas Plessas

/s/ Thomas Rowen  2,000,000
Thomas Rowen

/s/ 862036  Ontario Ltd. 1,000,000
862036 Ontario Ltd.

/s/ 978905 Ontario Ltd. 1,000,000
978905 Ontario Ltd.

/s/    Robert J. McDonald 150,000
Robert J. McDonald

/s/  William P. Kefalas  150,000
William P. Kefalas

/s/  Dr. Adolf R. Hochstim     100,000
Dr. Adolf R. Hochstim

/s/   Maxwell LaBrooy  300,000
Maxwell LaBrooy

/s/     Andina Tsoumaris

/s/   John Tsoumaris  100,000
John Tsoumaris

/s/   Silver Bear Consulting Ltd.    75,000
Silver Bear Consulting Ltd.

/s/    Joseph Maire   25,000
Joseph Maire

/s/    Barbara Gross   20,000
Barbara Gross

/s/ Jerry Spanos       50,000
Jerry Spanos

/s/    Shafik Damani   25,000
Shafik Damani

/s/    Zika Milanovich   25,000
Zika Milanovich

/s/     James Kouvarakos  50,000
James Kouvarakos
/s/   James N. Barber                30,000
James N. Barber

/s/    Shipwright Assets Ltd. 100,000
Shipwright Assets Ltd.

EX-10.(III)

 This Agreement made this 21 day of April, 1999



BETWEEN:

Penta Deltex Ltd., a Company
incorporated under the laws of
the Dominion of Canada
(hereinafter referred to as "Penta")
and
Green Dolphin Systems Corp., a Company
incorporated under the laws of the
State of Nevada
(hereinafter referred to as "Green")

Witnesseth

Whereas, Penta owns the worldwide rights to Green Dolphin products, equipment, formulas, manuals, processes, inventions, designs, specifications, trademarks, copyrights and other materials relating to the Corporations business and activities hereinafter referred to as Proprietary Assets.

And Whereas, Green is desirous of purchasing from Penta the Proprietary
Assets.

Now, Therefore the Parties agree as follows:
1.     Term

Penta hereby sells to Green the exclusive right to the Proprietary Assets as specified in Schedule A.

la) Green to satisfy and shall pay for the Proprietary Assets to Penta the amount of US $300,000.00. The said amount to be paid in full according to the following payment schedule:

- -   US $100,000.00 on or before 30 April 2000
- -   US $100,000.00 on or before 30 October 2000
- -   US $100,000.00 on or before 30 April 2001

lb) Whereas if Green does not meet the above payment schedule as outlined in I (a) then Green will have 30 days to meet and pay the full outstanding amount in order not to be in default of the terms and conditions of this Agreement.

2.     Proprietary Marks and Copyrights

The term "Proprietary Marks" and "Copyrights" as used in this Agreement shall mean the tradenames and trademarks "Green Dolphin", "Fire Safe" "Fire Poly" "Protection Plus" and such other tradenames, trademarks and logos as are now or subsequently designated by Penta.

3.     Confidentiality

Penta and Green acknowledge that all information relating to each other's business is confidential and constitutes trade secrets of each party.
Without restricting the remedy for breach of this paragraph, both parties acknowledge that damages will-not constitute a sufficient remedy for any such breach and that the injured party will be entitled to injunctive relief.

4.     Non-Competition

Penta agrees that during the term of this Agreement Penta shall not either directly or indirectly or through, on behalf of or in conjunction with any other person or entity.

5.     Operations

In order to maintain Penta's high quality associated with the Proprietary Assets, and to promote and protect the goodwill associated therewith, Green agrees:

5a.     to use its best efforts in promoting sales of the Proprietary Assets and to use, in regard thereto, the advertising, sales promotion and merchandising materials and programs acquired by Green.

5b.     to comply at all times, with all laws, regulations, by-laws, orders, rulings and permits in force where applicable to maintain and protect the Proprietary Assets.

6.     Relationship

Green is not an employee of Penta for any purpose whatsoever, but is an independent Corporation. Green does not have and shall not hold as having any contracts or obligation; either expressed or implied, on behalf of, in thename of, or binding upon Penta, or to pledge Penta's credit.

7.     Non-Liability

Penta shall not be liable to Green for any injury to or death of any person or for any damages to property caused by Green's act or neglect or for any other liability of Green, except as specifically stipulated in this Agreement, and Green shall fully indemnify and safe harmless Penta in regard thereto and in regard to all costs and expenses, including legal expenses, arising therefrom.

8.     Termination

Upon termination or breach of this Agreement Green shall cease to sell or otherwise deal with the Proprietary Assets and shall immediately cease to use, directly or indirectly, in distribution, marketing and sales the Proprietary Marks, copyrights, formulas and any other identifying characteristics or indicia of the Assets. Green shall no longer use, employ or trade under any description or representation that suggests or indicates a connection or association with Penta.

9.     Injunctive Relief

Green understands and agrees that Penta shall suffer irreparable harm in the event Green breaches any obligations under this Agreement and that monetary damages shall be inadequate to compensate Penta for the breach.

10.     Entire Agreement

This Agreement constitutes the entire Agreement between the parties and all prior negotiations, commitments, conditions, representations, warranties and undertakings are merged herein. No amendment or modification to this Agreement shall be valid or binding upon the parties unless in writing, signed by both of the parties.

11.     Non-Waiver

No waiver by either party to this Agreement of any breach, failure or default in performance by the other party, and no failure, refusal or neglect by a party hereto to exercise any right hereunder or to insist upon strict compliance with or performance of the other party's obligations hereunder, shall constitute a waiver of the right to require strict compliance with the provisions hereof.

12.     Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada and, to the extent applicable, the United States of America.

13.     Notices

All notices, consents, approvals or correspondence permitted or required to be given hereunder shall be deemed to be sufficiently given if delivered or sent by confirmed telefax as follows:

a)     to Penta Deltex Ltd: 26 Voyager Court South Etobicoke, Ontario M9W 5M7
Canada
Tel:     (416) 679-0707
Fax:     (416) 679-0780

b)     to Green Dolphin Systems Corp. P.O. Box 1420 Powell, Tennessee U.S.A.
37849
Tel:     (1-888) 379-8693
Fax:     (1-423) 947-3966


Any notice so delivered or telefaxed shall be deemed to be received on the date of delivery. Either party may from time to time by notice in writing given pursuant to the terms hereof may change its address for the purpose of this paragraph.

IN WITNESS WHEREOF the parties have executed this Agreement




Witness by:                       GREEN DOLPHIN SYSTEMS CORP.




SEAL
Witness by:                       PENTA DELTEX LTD.